EXHIBIT 4.2
Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

    The following description of the common stock (the "Common Stock") of Steel Connect, Inc. (the “Company”) is only a summary of the material terms and provisions of the Common Stock and does not purport to be complete.
This summary is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Fourth Amended and Restated Bylaws of the Company (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit.
Our Certificate of Incorporation provides that we may issue up to 1,400,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, both having par value $0.01 per share. As of October 1, 2019, 61,805,856 shares of Common Stock were issued and outstanding and 35,000 shares of preferred stock were issued and outstanding.
Each holder of our Common Stock is entitled to:

•	one vote per share on all matters submitted to a vote of the stockholders, subject to the rights of any preferred stock that may be outstanding;

•	dividends as may be declared by our board of directors (the “Board”) out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•
a pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

The Certificate of Incorporation requires the affirmative vote of at least 75% of the outstanding shares or capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to amend certain provisions of the Certificate of Incorporation and to approve certain business combinations.
The Board has seven members (each a “Director”) and is currently divided into three classes. A class of Directors is elected each year for a three-year term.  Holders of our Common Stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our Common Stock or other securities. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any existing series of preferred stock and any series of preferred stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock.

The transfer agent for our Common Stock is American Stock Transfer & Trust Company, LLC.
Protective Amendment

On April 12, 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware that includes a protective amendment designed to protect the tax benefits of the Company's net operating loss carryforwards (the “Protective Amendment”). The Protective Amendment was approved by the Company’s stockholders on April 12, 2018.
The Protective Amendment amended Article Seventh of the Certificate of Incorporation to include restrictions on certain transfers of the Common Stock in order to protect the long-term value to the Company of its accumulated net operating losses and other tax benefits. The Protective Amendment’s transfer restrictions generally restrict any direct or indirect transfers of the Common Stock that increases the direct, indirect or constructive ownership of the Common Stock by any Person (as defined in the Protective Amendment) from less than 4.99% to 4.99% or more of the Common Stock, or that increases the percentage of the Common Stock owned directly, indirectly or constructively by a Person owning or deemed to own 4.99% or more of the Common Stock. Further, any direct or indirect transfer attempted in violation of the Protective Amendment will be void as of the date of the prohibited transfer as to the purported transferee.
Tax Benefits Preservation Plan and Series D Preferred Stock

The following description of rights is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Tax Benefits Preservation Plan and Certificate of Designation described below, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Tax Benefits Preservation Plan and Certificate of Designation for additional information.
On January 19, 2018, the Board adopted a Tax Benefits Preservation Plan (the “Plan”) with American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). In connection with the adoption of the Plan, the Board declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock to stockholders of record at the close of business on January 29, 2018 (the “Record Date”). Each Right is governed by the terms of the Plan and entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series D Junior Participating Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), at a purchase price of $20.00 per Unit, subject to adjustment (the “Purchase Price”). The Plan is intended to help protect the Company’s ability to use its tax net operating losses and certain other tax assets (“Tax Benefits”) by deterring an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (the “Code”).
Exercise Period
Subject to certain exceptions specified in the Plan, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) ten (10)

business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person, as defined below) has become a beneficial owner of 4.99% or more of the shares of Common Stock then outstanding (the “Stock Acquisition Date”) and (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.
The definition of “Acquiring Person” contained in the Plan contains several exemptions, including for (i) the Company or any of its subsidiaries; (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iii) any person who becomes a beneficial owner of 4.99% or more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock by the Company or a stock dividend, stock split, reverse stock split or similar transaction, unless and until such person increases his ownership by any amount over such person’s lowest percentage stock ownership on or after the consummation of the relevant transaction; (iv) any person who, together with all affiliates and associates of such person, was a beneficial owner of 4.99% or more of the shares of Common Stock then outstanding on the date of the Plan or becomes a beneficial owner of 4.99% or more shares of Common Stock then outstanding as a result of a transaction pursuant to which such person received the Prior Approval of the Company, unless and until such person and its affiliates and associates increase their aggregate ownership by any amount over their lowest percentage stock ownership on or after the date of the Plan or decrease their aggregate percentage stock ownership below 4.99%; (v) any person who, within ten (10) business days of being requested by the Company to do so, certifies to the Company that such person became an Acquiring Person inadvertently or without knowledge of the terms of the Rights and who, together with all affiliates and associates, thereafter within ten (10) business days following such certification disposes of such number of shares of Common Stock so that it, together with all affiliates and associates, ceases to be an Acquiring Person; and (vi) any person that the Board has affirmatively determined shall not be deemed an Acquiring Person including as a result of an exemption request or a request for prior approval.
The Rights are not exercisable until the Distribution Date and will expire at the earliest of: (i) 11:59 p.m., New York City time, on January 18, 2021; (ii) the time at which the Rights are redeemed or exchanged as provided in the Plan, and (iii) the time at which the Board determines that the Plan is no longer necessary or desirable for the preservation of Tax Benefits.
Flip-in Trigger
In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (unless the event causing such person or group to become an Acquiring Person is a transaction described under “Flip-over Trigger”, below), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of such an event, all Rights that are, or (under certain circumstances specified in the Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below.
Flip-over Trigger

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the next preceding paragraph are referred to as the “Triggering Events.”
Exchange Feature
At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the Common Stock then outstanding, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one (1) share of Common Stock, or one one-thousandth of a share of Series D Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
Redemption Rights
At any time until ten (10) business days following the Stock Acquisition Date, the Company may, at its option, redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.
Amendment of Rights
Any of the provisions of the Plan may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Plan may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Plan. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Plan which may be defective or inconsistent with any other provision therein.
No Separate Rights
Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of the Rights.
Series D Preferred Stock Provisions
Each one one-thousandth of a share of Series D Preferred Stock, if issued:

•	will entitle the holder thereof to quarterly dividend payments of $0.001 or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•
will, upon any liquidation of the Company, entitle the holder thereof to receive either $1.00 plus accrued and unpaid dividends and distributions to the date of payment or an amount equal to the payment made on one share of Common Stock;

•	will have the same voting power as one share of Common Stock; and

•	will, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, entitle holders to a per share payment equal to the payment made on one share of Common Stock.

On January 19, 2018, in connection with the adoption of the Plan, the Company filed a Certificate of Designation of Rights, Preferences and Privileges of Series D Junior Participating Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware. The Certificate of Designation sets forth the rights, powers and preferences of the Series D Preferred Stock.
Delaware Law
Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation.